

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

Xin Guan
Chief Executive Officer
Ucommune International Ltd
Guang Hua Road, No 2 , Tower D, Floor 8
Chaoyang District , Beijing 10002

> **Re: Ucommune International Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 10, 2022**
> **File No. 001-39738**

Dear Xin Guan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services